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                                                                 EXHIBIT (a)(1)

                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                TEL: 212-326-6753

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FOR IMMEDIATE RELEASE:

                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
                  ANNOUNCES PRELIMINARY RESULTS OF STOCKHOLDER
                                REDEMPTION RIGHT

         New York, New York, October 1, 1998. SCUDDER SPAIN AND PORTUGAL FUND, INC. (NEW YORK STOCK EXCHANGE: IBF), a closed-end management investment company managed by Scudder Kemper Investments, Inc., announced today the Right to Demand the Redemption of up to 4,883,365 shares of the Fund at net asset value (the "Redemption Right") extended to all stockholders on September 2, 1998 expired at 5:00 p.m. New York time on September 30, 1998.

         The Fund received requests for redemption for 5,005,154.154 shares, which represents approximately 76.87% of the outstanding shares of the Fund. Consistent with the terms of the Redemption Right, the Fund has determined to exercise its discretion to accept all of the shares that were properly submitted for redemption, assuming such shares do not exceed 77% of the Fund's outstanding shares. If in excess of 77% of the Fund's shares have in fact been properly submitted for redemption, the Fund would effect a pro-ration of all shares submitted for redemption in excess of 77% in accordance with the terms of the Redemption Right. These figures are based on preliminary results and are subject to change.

         Each stockholder participating in the Redemption Right will receive a pro rata portion of Fund portfolio securities (other than short-term fixed income securities with maturities less than one year, securities with transfer restrictions and certain illiquid securities) and cash held by the Fund ("Portfolio Securities") equal to the net asset value of the shares accepted for redemption determined as of the close of the regular trading session on the New York Stock Exchange on October 1, 1998, subject to the terms and conditions of the Redemption Right. The redemption proceeds of stockholders who opted for the cash election will be liquidated by Scudder Investor Services, Inc. as Liquidating Agent on behalf of such stockholders and distributed net of applicable fees and expenses, subject to the terms and conditions and as set forth in the Redemption Right. Redeeming stockholders electing to retain the Portfolio Securities will receive the Portfolio Securities for their own account as instructed net of applicable fees and expenses, subject to the terms and conditions and as set forth in the Redemption Right.
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         Proceeds of the Redemption Right will be distributed to participating stockholders in accordance with the terms and conditions as set forth in the Redemption Right.

         For investor information, please call Judith Hannaway at (212) 326-6403 and for media inquiries please call Eleanor Mascheroni at (212) 326-6753.




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